Detica

RECEIVED

2006 OCT 16 A 11:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

06017611

Our ref: 06-FIV100C282

4 October 2006

File no: 82-35012

SUPPL

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

I have this morning received a copy of the above exemption relating to Detica Group pc.

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

11.08.06	Holdings in company
14.08.06	Directors interest in shares
24.08.06	Director / PDMR shareholding
01.09.06	Additional listing of shares
04.09.06	Director / PDMR shareholding
07.09.06	Completion of acquisition
22.09.06	Director appointment
02.10.06	Contract win

PROCESSED
OCT 26 2006
THOMSON FINANCIAL

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

John Woollhead

Company Secretary

Enc

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of *listed company* **DETICA GROUP PLC**	**2.** Name of shareholder with a major interest **Lloyds TSB Group plc**
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18 N/A	**4.** Name of the registered holder(s) and, if more than one holder, the number of *shares* held by each of them **104,105 Lloyds TSB Private Banking** **4,945,277 Scottish Widows Investment Partnership**

5. Number of *shares*/amount of stock acquired **Not advised**	**6.** Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) **N/A**	**7.** Number of *shares*/amount of stock disposed **N/A**	**8.** Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) **N/A**

9. *Class of security* **Ord 2p shares**	**10.** Date of transaction **N/A**	**11.** Date *listed company* informed **11.08.06**

12 Total holding following this notification **5,049,382**	**13** Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) **4.518%**
14 Any additional information	**15** Name of contact and telephone number for queries **John Woollhead** **01483 816900**

16 Name and signature of duly authorised officer of the *listed company* responsible for making this notification
John Woollhead
Company
Secretary________________________________

Date of notification 11.08.11

14 August 2006

Detica Group plc

Directors' interests in shares

Detica Group plc, (London: DCA), ('the Company') announces the following change in directors' interests in shares.

The Company was notified today that on the 11 August 2006, conditional awards of ordinary 2p shares in the Company were made by the Trustee of The Detica Group plc Long-Term Incentive Plan 2001 ('LTIP') to a number of senior employees including the following:

Name	Number of Shares	Exercise price per share
Tom Black, Chief Executive	62,500	2p
Mandy Gradden, Group Finance Director	44,050	2p
Colin Evans, UK Managing Director	37,650	2p
John Woollhead, Company Secretary	5,650	2p

The award is subject to the satisfaction of the following performance conditions for Mandy Gradden and Tom Black: Subject to continuing employment, the award will vest fully if the Group's compound earnings per share growth over the three years from grant exceeds inflation by an average of 15% per annum. If it exceeds inflation by an average of 10% per annum, the award will vest as to 50% of the maximum. If average earnings per share growth exceeds inflation by between 10% and 15% growth, then the award will vest proportionately. The award will not vest at all if average earnings per share growth exceeds inflation by less than 10% per annum.

The award is subject to the satisfaction of the following performance conditions for Colin Evans and John Woollhead: Subject to continued employment one third of the award will vest on the first, second and third anniversary of the award providing that The Group's earnings per share has exceeded the prior year by RPI plus 15%. If earnings per share has exceeded the prior year by 10% plus RPI one sixth of the award will vest. If earnings per share exceeds RPI by between 10% and 15% the award will vest proportionally. One third of the award will lapse on the first, second and third anniversary of the award if earnings per share does not exceed RPI plus 10% when compared to the prior year.

Subject to the satisfaction of these performance conditions the earliest exercise date for all of these awards is 11 August 2009 and they can be exercised between 3 and 10 years from the date of award.

Following this grant, Ms Gradden holds LTIP awards over 137,050 shares, Tom Black will hold a total of 262,500, Colin Evans will hold a total of 327,280 and John Woollhead will hold a total of 5,650.

In respect of Dr Tom Black and Mandy Gradden, this notification relates to a transaction notified to the Company in accordance with DR 3.1.2R of the Disclosure Rules and section 324 (as extended by section 328) of the Companies Act 1985. In respect of Colin Evans and John

Woollhead, persons discharging managerial responsibilities, this notification relates to a transaction notified to the Company in accordance with DR 3.1.2R.

For further information, please contact:

Detica Group plc John Woollhead, Company Secretary	**01483 442000**
Financial Dynamics Edward Bridges	**020 7831 3113**

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Detica Group plc……………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)……………………………………

3. Name of *person discharging managerial responsibilities/director*

Mandy Gradden……………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Relates to person named in 3 above……………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Relates to person named in 3 above ……………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary 2p shares……………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Mandy Gradden……………………………

……………………………

8 State the nature of the transaction

Exercise of 16,500 LTIP awards……………………………

Exercise of 17,855 approved options……………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

34,355 shares acquired……………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.03%……………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NIL……………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NIL… … … … … … … … … … … …

13. Price per *share* or value of transaction

Exercise cost £15,064.20… … … … … … … … … … … …

14. Date and place of transaction

London, 22 August 2006… … … … … … … … … … … …

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

39,205… … … … ***0.035%***… … … … … … … …

16. Date issuer informed of transaction

22 August 2006… … … … … … … … … … … …

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

… … … … … … … … … … … …

18. Period during which or date on which it can be exercised

… … … … … … … … … … … …

19. Total amount paid (if any) for grant of the option

… … … … … … … … … … … …

20. Description of *shares* or debentures involved (*class* and number)

… … … … … … … … … … … …

… … … … … … … … … … … …

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

… … … … … … … … … … … …

22. Total number of *shares* or debentures over which options held following notification

… … … … … … … … … … … …

23. Any additional information

… … … … … … … … … … … …

24. Name of contact and telephone number for queries

… … … … … … … … … … … …

Name and signature of duly authorised officer of *issuer* responsible for making notification

John Woollhead 01483-816900… … … … … … … … … … … …

Date of notification

24 August 2006……………………………………

END

1 September 2006

Detica Group plc (*the "Company"*)

Application has been made to the Financial Services Authority and the London Stock Exchange plc for 1,813,416 Ordinary shares of 2p each ("shares") to be admitted to the Official List.

Admission of the new shares will be granted on 5 September 2006 and admission and trading will commence on 6 September 2006.

These shares are being issued in connection with the Company's acquisition of M.A. International Limited.

These shares will rank pari passu with the existing issued Ordinary shares.

- ends -

For further information, please contact:

Detica Group plc 01483 816 000
John Woollhead, Company Secretary

Financial Dynamics 020 7831 3113
Edward Bridges/Matt Dixon

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Detica Group plc………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)………………………………

3. Name of *person discharging managerial responsibilities/director*

Colin Evans………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Relates to person named in 3 above………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Relates to person named in 3 above ………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary 2p shares………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Colin Evans………………………………

………………………………

8 State the nature of the transaction

Exercise and subsequent sale of 125,000 LTIP awards………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

125,000 ………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.11%………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

125,000………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.11%……………………………

13. Price per *share* or value of transaction

125,000 LTIP's exercised at a total cost of £250 and subsequently sold at £3.00 each

14. Date and place of transaction

London 1 September 2006	***45,000 LTIP's exercised and sold at £3.00 per share***
London 4 September2006	***80,000 LTIP's exercised and sold at £3.00 per share***

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

1,151,175……………***1.03%***………………

16. Date issuer informed of transaction

4 September 2006……………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………

18. Period during which or date on which it can be exercised

……………………………

19. Total amount paid (if any) for grant of the option

... ...

20. Description of *shares* or debentures involved (*class* and number)

... ...

... ...

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

... ...

22. Total number of *shares* or debentures over which options held following notification

... ...

23. Any additional information

... ...

24. Name of contact and telephone number for queries

... ...

Name and signature of duly authorised officer of *issuer* responsible for making notification

John Woollhead 01483-816900... ... ...

Date of notification

4 September 2006………………………………

END

7th September 2006

Detica Group plc

Completion of Acquisition of
M.A. International Limited

Further to the announcement of 8 August 2006, Detica Group plc, the specialist IT consultancy, is pleased to announce that it has completed the acquisition of M.A. International Limited.

Founded in 1996, m.a. partners is a management consulting group with 130 employees, specialising in the capital markets sector that provides high-value consultancy to global investment banks, asset managers, private banks, prime brokers, exchanges and retail brokerages. It has offices in Europe and the US with its principal offices in London and New York.

Tom Black, Chief Executive of Detica, today reiterated comments made at the time of the announcement of the acquisition:

"Capital markets represents one of the largest and fastest growing consulting sectors driven by the sheer volumes of data, the complexity of new financial instruments, international and local regulatory initiatives and a continued drive for efficiency gains. The acquisition of m.a. partners brings us real critical mass and a leading position in this sector.

In m.a. partners, we are acquiring a business that has a very impressive track record of growth and one that has long term relationships at the very highest levels in the industry. Its consulting services are complementary to the deep technical expertise of our current capital markets team. We are delighted to welcome m.a. partners into the Detica fold and look forward to realizing real revenue synergies from this acquisition."

Jon Moore, Chief Executive of m.a. partners, added:

"We believe that this deal will create a firm which will ultimately become the leading business and technology consulting firm for major institutions in global capital markets. For our clients this deal will enhance the scope and scale of services we provide, remaining focused on areas where deep industry knowledge and high technology capabilities can be applied to solve complex business problems.

For our people this deal will enable them to develop a broader set of skills and capabilities, whilst more rapid growth will allow them to take on greater responsibilities earlier in their careers. Most importantly we believe that both firms share a common set of values and attract and retain the highest calibre people. I am personally excited to be joining Detica's management team and look forward to a new phase of continued, successful growth."

For further information, please contact:

Detica Group plc — 01483 816 000
Tom Black, Chief Executive
Mandy Gradden, Finance Director

Amethyst Corporate Finance PLC — 020 3043 8855
Andy Margetts, Managing Director

Financial Dynamics — 020 7831 3113
Edward Bridges
Matt Dixon

22 September 2006

Detica Group plc

Colin Evans joins the Board as Chief Operating Officer

Detica Group plc ("Detica" or "the Group") is pleased to announce the appointment of Colin Evans (38) to the Board of Detica as the Group's Chief Operating Officer with immediate effect.

The newly created Board position of Group Chief Operating Officer reflects the continued and ongoing evolution of the management structures within Detica that have supported the development, internationalisation and growth of the Group since its IPO in April 2002. This has seen revenues increase from £32.8 million in the year ended 31 March 2002 to £101.5 million in the year ended 31 March 2006 and staff numbers increase from 270 to over 1,200 today. The Group's geographic reach has also broadened from an exclusively UK-based business in 2002 to one that today has multiple office locations in the UK, US and Continental Europe.

Commenting on Colin Evans' appointment, Chris Conway, Chairman of Detica, said today:

"As a Board we have focused heavily on ensuring that we have the management infrastructure and talent in place to drive the sustainable growth of our business both organically and through acquisition. The creation of the role of Chief Operating Officer for the Group is a logical next-step in the evolution of the business as we drive it forward off a broadened operational footprint.

Colin has demonstrated his considerable management and commercial ability over many years, most recently as Managing Director of Detica UK, and we are delighted to welcome him to the Board. We look forward to working with him in taking the business forward into its next phase of development."

There are no other notifications required pursuant to 9.6.13R of the Listing Rules.

- ends -

For further information, please contact:

Detica Group plc 01483 816 000
Tom Black, Chief Executive
Mandy Gradden, Finance Director

Financial Dynamics 020 7831 3113
Edward Bridges/Matt Dixon

Detica Group plc

StreamShield wins initial order from BT Retail

Detica Group plc ("Detica" or "the Group") today announces that its Internet Content Security subsidiary, StreamShield Networks Limited ("StreamShield"), has won its first order from the BT Retail subsidiary of BT Group Plc for the supply of its Content Forensics solution. This solution utilises the StreamShield Content Security Gateway (CSG) and other elements of the StreamShield suite to enable BT Retail to identify professional spammers and infected subscribers on its network. The initial order has been made by BT Retail following extensive testing in its network and is valued at approximately £500,000.

Commenting on this development, Dr Tom Black, Chief Executive of Detica said today:

"We are clearly delighted to have been able to demonstrate the efficacy of StreamShield's approach to Internet Content Security and the value that its products can bring to BT Retail, one of the world's largest Tier 1 telecommunications businesses. We look forward to working with them in the future."

Detica intends to provide an update on the progress of its StreamShield subsidiary at the time of the Group's interim results in late November 2006.

For further information on StreamShield, see: www streamshield.com

- ends -

For further information, please contact:

Detica Group plc 01483 816 000
Tom Black, Chief Executive
Mandy Gradden, Finance Director

Financial Dynamics 020 7831 3113
Edward Bridges/Matt Dixon